SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-

             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No. 9)

                            Progreen Properties, Inc.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
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                         (Title of Class of Securities)

                                    74325P107
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                                 (CUSIP Number)

                          c/o Progreen Properties, Inc.
                    380 North Old Woodward Avenue, Suite 226
                           Birmingham, Michigan 48009
                            Tel. No.: (248) 530-0770
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 4, 2010
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             (Date of Event Which Requires Filing of This Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

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CUSIP No. 74325P107
                                       13D                     Page 2 of 7 Pages
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    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 Jan Telander
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a) |_|
             (b) |_|
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS*
                 OO
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                      Sweden
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    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          85,830,318
     OWNED BY
      EACH
    REPORTING
    PERSON
     WITH
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                    8    SHARED VOTING POWER

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                    9    SOLE DISPOSITIVE POWER
                         151,200
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                    10   SHARED DISPOSITIVE POWER
                         85,679,118
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    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        Mr. Jan Telander owns an aggregate of 85,830,318 shares beneficially, of which 151,200 shares are owned directly and 85,679,118 shares are owned indirectly through EIG Capital, Ltd., a controlled corporation.
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    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         82.27%
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    14    TYPE OF REPORTING PERSON*
                         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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

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CUSIP No. 74325P107
                                       13D                     Page 3 of 7 Pages
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    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 EIG Capital, Ltd.
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) |_|
            (b) |_|
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS*
                 OO
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e) |_|
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                 Belize
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    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          85,679,118
     OWNED BY
       EACH
    REPORTING
      PERSON
       WITH
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                    8    SHARED VOTING POWER

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                    9    SOLE DISPOSITIVE POWER
                         0
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                    10   SHARED DISPOSITIVE POWER

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    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         85,679,118
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    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         82.12%
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    14    TYPE OF REPORTING PERSON*
                         CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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

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CUSIP No. 74325P107
                                       13D                     Page 4 of 7 Pages
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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 Item 1.     Security and Issuer.
       (a) This Statement on Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock"), of Progreen Properties, Inc., a Delaware corporation (the "Company").

       (b) The principal executive offices of the Company are located at 380 North Old Woodard Ave., S.226, Birmingham, MI 48009.

 Item 2.     Identity and Background.
       (a) This Statement on Schedule 13D is being jointly filed by Jan Telander ("Telander") and EIG Capital, Ltd., a Belize corporation ("EIG Capital"), collectively the "Reporting Persons".

       (b) The business address of Telander is 380 North Old Woodard Ave., S.226, Birmingham, MI 48009 and the address of EIG Capital is 60 Market Square, Belize City, Belize.

       (c) EIG Capital is the sole stockholder of EIG Venture Capital, Ltd., EIG Capital Investments, Ltd. and Sofcon, Ltd., which are not Reporting Persons and which own directly 84,804,436, 497,197 and 377,485 shares of the Company's common stock, respectively. Telander is the President and a director of each of EIG Venture Capital, Ltd., EIG Capital Investments, Ltd. and Sofcon and a director of EIG Capital and may therefore be deemed to beneficially own all of the securities owned by each of these entities.

       (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

       (e) Telander is a citizen of Sweden. Each of EIG Capital, EIG Venture Capital, Ltd., EIG Capital Investments, Ltd., and Sofcon is a Belize corporation.

 Item 3.     Source and Amount of Funds or Other Consideration.

 Certain of the shares of the Company's Common Stock acquired by the Reporting Persons were acquired during the period from 2000 to October 2004 in open market purchases, as consideration from the Company for providing an equity line of credit to the Company and through the conversion of convertible notes of the Company issued as a result of investments made by the Reporting Persons in the Company with the internal funds of the Reporting Person directly making such investment.

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CUSIP No. 74325P107
                                       13D                     Page 5 of 7 Pages
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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          As of April 30, 2009, the "Company", Diversified Product Inspections,
 LLC, a Tennessee limited liability company (the "Buyer"), John Van Zyll, Ann Furlong, and Marvin Stacy (the "Management"), Sofcon, Limited, a Belize corporation, EIG Venture Capital, Ltd., a Belize corporation and EIG Capital Investments, Ltd., a Belize corporation (collectively, the "Plaintiffs") closed the Settlement Agreement and Asset Purchase Agreement dated September 30, 2008 (the "Agreement") among the parties. Pursuant to the terms of the Agreement, the Company transferred substantially all of its assets to the Buyer, the Buyer assumed all of the Company's liabilities, and the Company paid $250,000 to one of the Plaintiffs. The Buyer is controlled by the Company's Management. The Management sold 3,000,000 shares of common stock for $300 to EIG Venture Capital, Ltd., which is controlled Telander, and cancelled the remainder of their shares and all of their options to purchase shares of common stock, thereby reducing dilution to shareholders. Effective as of the Closing, there were 13,645,990 shares of common stock outstanding. Telander caused each of the Plaintiffs to dismiss with prejudice the litigation they had previously filed against the Company and the Management in state court in Florida. Prior to the closing, the Company was controlled by Mr. Van Zyll, Mr. Stacy and Ms. Furlong.

 On July 22, 2009, the Company entered into a Subscription Agreement with EIG Venture Capital, Ltd. ("EIG VC"), for the sale by the Company to EIG VC of an aggregate of 97,751,710 shares of the Company's Common Stock, at a fixed price of $0.01023 per share, in three tranches: (1) the Phase I tranche consisted of 5,767,350 shares of Common Stock for a total purchase price of $59,000, which purchase has been completed by the issuance of the 5,767,350 shares on August 7, 2009; (2) the Phase II tranche consists of 43,108,504 shares of Common Stock for a total purchase price of $441,000, to be purchased by EIG VC on or before December 31, 2009, of which 4,985,337 shares were purchased on October 26, 2009, and 38,123,167 shares were purchased on May 12, 2010; and the Phase III tranche consists of 48,875,855 shares of Common Stock for a total purchase price of $500,000 to be purchased by EIG VC on or before July 16, 2010, of which 39,100,684 shares were purchased on June 1, 2010.

On October 7, 2010, EIG VC transferred 4,414,667 shares of common stock of the Company to a holder of EIG VC convertible debt, upon conversion of that debt. EIG VC also, on the same date, transferred 1,000,000 shares of Company common stock to Henrik Sellmann, a director of the Company. On November 4, 2010, EIG VC transferred 4,800,000 shares of common stock to a third party.

 Item 4.     Purpose of Transaction.

       The Reporting Persons acquired the all of the shares of Common Stock reported herein as beneficially owned by them for investment purposes only.

       Except as set forth herein, no Reporting Person has any plans or proposals which would relate to or result in:

       (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

       (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board, except that an expansion of the Board of Directors over time is planned through filling existing vacancies;

       (e) Any material change in the present capitalization or dividend policy of the Company;

       (f) Any other material change in the Company's business or corporate structure, except that the Company has entered a new line of business;

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CUSIP No. 74325P107
                                       13D                     Page 6 of 7 Pages
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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       (g)   Changes in the Company's charter, by-laws or instruments
             corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, except that the Company has increased its authorized stock and has changed its name;

       (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

       (j)   Any action similar to any of those enumerated above.

       Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

 Item 5.   Interest in Securities of the Issuer.

       (a) As of the date hereof, the Reporting Persons may be deemed to beneficially own the number of shares of the Company's Common Stock representing the percentage of the Company's outstanding common stock set forth opposite the name of the Reporting Person below:

           Name of             Number of Shares                   Percentage
       Reporting Person       Beneficially Owned            of Outstanding Stock

       Telander                85,830,318*                         82.27%

       EIG Capital             85,679,118**                        82.12%

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       *  Includes shares owned indirectly by EIG Capital.

       ** Owned indirectly by EIG Capital.

       (b) Telander shares the power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the shares owned by EIG Capital reported as beneficially owned by Telander. Telander, as the President of EIG Capital, controls EIG Capital.

       (c) No transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons, except as described in Item 3 above.

       (d) Not applicable.

       (e) Not applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

 None

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CUSIP No. 74325P107
                                       13D                     Page 7 of 7 Pages
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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 Item 7.   Material to be Filed as Exhibits.

 1. Settlement Agreement and Asset Purchase Agreement (the "Agreement") dated as of September 30, 2008, among the Company, Diversified Product Inspections, LLC, a Tennessee limited liability company), John Van Zyll, Ann Furlong, and Marvin Stacy and Sofcon, Limited, a Belize corporation, EIG Venture Capital, Limited, a Belize corporation, and EIG Capital Investments, Limited, a Belize corporation, filed as Annex A to the Company's Definitive Proxy Statement, filed with the Securities and Exchange Commission on February 13, 2009.

 2. Subscription Agreement, dated July 22, 2009, between the Company and EIG Venture Capital, Ltd., filed as Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2009.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                      July 27, 2011
                                                    -----------------
                                                         (Date)


                                                    /s/ Jan Telander
                                                    ----------------------------
                                                    Jan Telander


                                                    EIG CAPITAL, LTD.

                                                By: /s/ Jan Telander
                                                    ----------------------------
                                                    Jan Telander, President


                                                    EIG VENTURE CAPITAL, LTD.

                                                By: /s/ Jan Telander
                                                    ----------------------------
                                                    Jan Telander, President


                                                    EIG CAPITAL INVESTMENTS LTD.

                                                By: /s/ Jan Telander
                                                    ----------------------------
                                                    Jan Telander, President


                                                    SOFCON LTD.

                                                By: /s/ Jan Telander
                                                    ----------------------------
                                                    Jan Telander, President